Shearman & Sterling llp

TELEPHONE: (416) 360-8484 ACSIMILE: (416) 360-2958 WRITER’S DIRECT NUMBER: (416) 360-5134	COMMERCE COURT WEST SUITE 4405, P.O. BOX 247 TORONTO, CANADA M5L 1E8 September 8, 2005	ABU DHABI BEIJING BRUSSELS DÜSSELDORF FRANKFURT HONG KONG LONDON MANNHEIM MENLO PARK MUNICH NEW YORK PARIS ROME SAN FRANCISCO SÄO PAULO SINGAPORE TOKYO TORONTO WASHINGTON, D.C.
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Christopher Owings, Esq.
Re:	Henry Birks & Sons Inc.
Registration Statement on Form F-4
Filed July 27, 2005
File No. 333-126936
Dear Mr. Owings:
     On behalf of our client, Henry Birks & Sons Inc. (“Birks”), we hereby acknowledge receipt of the comment letter dated August 23, 2005 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Registration Statement on Form F-4 (the “F-4”).
     We submit this letter in response to the Comment Letter on behalf of Birks. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by Birks’ responses. Unless otherwise noted, page number references herein refer to the joint proxy statement/prospectus (the “Proxy Statement/Prospectus”) contained in Amendment No. 1 to the F-4 (the “Amended F-4”). Terms used but not defined herein have the meanings set forth in the Proxy Statement/Prospectus.
     The Company is filing today, by way of EDGAR, the Amended F-4, marked to show changes, together with this response letter. Under separate cover, we will send four marked copies of the Amended F-4 by courier to Pradip Bhaumik.

RESPONSES TO STAFF COMMENTS
General
1.	Following the merger, Mayor’s shares will no longer be listed on the American Stock Exchange. It appears that the merger will be subject to Exchange Act Rule 13e-3(a)(3)(ii)(B) and Mayor’s shareholders may receive Birks shares that may not be listed on a national securities exchange at the effective time of the merger. Please provide us with your analysis as to why you have not filed a Schedule 13E-3. We may have further comments.

Response: It is a condition of the merger that Birks Class A voting shares, the only consideration that Mayor’s stockholders will receive in connection with the merger, be listed on the American Stock Exchange at the effective time of the merger. Waiver of this condition would require the consent of each of Birks and the special committee of the board of directors of Mayor’s. Birks does not intend to waive the condition and is not aware of any circumstances under which such condition would be waived by the special committee. Accordingly, Birks respectfully submits that pursuant to Exchange Act Rule 13e-3(g), the merger is not subject to Exchange Act Rule 13e-3(a)(3)(ii)(B). Birks acknowledges that in the event such condition were to be waived, resolicitation of the Proxy Statement/Prospectus would be required and Birks would be required to file a Schedule 13E-3.
Cover Page
2.	The letter to the stockholders of Mayor’s also serves as the cover page of the prospectus, and is subject to the plain English rules. Accordingly, in order to improve readability and to highlight the key terms of the offering, please remove information that is not required to be included on the cover page. In particular, we suggest you delete the third full paragraph. See Item 501 to Regulation S-K.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see the cover page of the Proxy Statement/Prospectus.

3.	Please disclose the domicile and trading status of the common stock of the resultant company.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see the cover page of the Proxy Statement/Prospectus.
Questions and Answers About the Transaction, page 2
4.	Please limit your disclosure in this section mainly to questions and answers related to the procedural aspects of the transaction. The terms of the transaction and other substantive disclosure should be moved to the body of the prospectus so this disclosure does not overlap with disclosure provided elsewhere in the forepart of the document.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 2 through 4 of the Proxy Statement/Prospectus.
Summary, page 7
5.	In the second introductory paragraph in italics, please delete the explanation on different classes of Birks’ shares as the references to the classes are self-evident. We further note that you define the references to Birks and Mayor’s several times throughout the registration statement. Please avoid including the same definitions in different locations.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 5, 18 and 96 of the Proxy Statement/Prospectus.

6.	We note on page 135 that Prime Investments SA beneficially own 94.7% of Birks Class A voting shares before the merger, and on page 184 that Regaluxe Investments S.a.r.l. beneficially owns 76.1% of Mayor’s voting securities. Please explain in this section the ownership structure of Birks and Mayors taking into account the functions of these two entities, and revise the diagrams you provide on page 4 accordingly.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment by adding disclosure in the Summary section regarding the ownership structure of Birks and Mayor’s and correcting a discrepancy in the calculation of beneficial ownership of Mayor’s. Please see pages 9, 187 and 188 of the Proxy Statement/Prospectus. Birks submits that the diagrams merely illustrate the pre-merger and post-merger ownership of Mayor’s and Birks among Mayor’s existing minority stockholders and Birks’ existing stockholders. As a result, Birks respectfully submits that the diagrams do not require revision to indicate beneficial ownership of Birks.
Material U.S. Federal Income Tax Consequences of the Merger..., page 12
7.	Please explain why Holland & Knight LLP may not be able to provide the closing tax opinion, and why you have indicated that King & Spalding LLP would issue the tax opinion in that event.

Response: The disclosure referenced above summarizes a condition of the merger agreement, which allows a closing tax opinion to be obtained from King & Spalding LLP in the event Holland & Knight LLP could not provide such opinion. Birks is currently not aware of any reason Holland & Knight LLP will not be able to provide a closing tax opinion. To simplify the disclosure, the Proxy Statement/Prospectus has been revised to state that Mayor’s will receive a closing tax opinion of legal counsel. Please see pages 11 and 57 of the Proxy Statement/Prospectus.
Conditions of the Offer, page 13
8.	We note your disclosure stating that the transaction is subject to the satisfaction or waiver of a number of conditions. Please be aware that we generally believe that re-solicitation is required when companies waive material conditions to a transaction, including the receipt of an opinion that a merger is not taxable to stockholders, and that you should include disclosure to this effect.

Response: Birks acknowledges the Staff’s comment. In the event a material condition to the merger is waived, Birks undertakes to recirculate a revised Proxy Statement/Prospectus and resolicit the vote of Mayor’s stockholders to approve the merger. Disclosure has been included in the Proxy Statement/Prospectus to this effect. Please see pages 13 and 70 of the Proxy Statement/Prospectus.

9.	We note that one condition to the obligation of both parties to effect the merger is to obtain all regulatory approvals. Please state affirmatively whether this transaction is subject to the reporting and waiting provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page 12 of the Proxy Statement/Prospectus.
Risk Factors, page 17
10.	Please clarify in the introductory paragraph that you have described all material risks that are currently known and reasonably foreseeable. In addition, ensure that you discuss as risk factors the potential adverse effects of the merger considered by Mayor’s and Birks, for example, the slower projected growth rate of Birks’ core market, as indicated on page 44.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 18 and 27 of the Proxy Statement/Prospectus.

11.	It appears from the disclosure on pages 57-58 that you cannot assure that you will not be deemed to be a Passive Foreign Investment Company (“PFIC”) by the IRS. Absent that assurance, we suggest adding a new risk factor discussing how, if you were considered a PFIC, it could have material adverse tax consequences for a U.S. investor, including subjecting the investor to a greater tax liability than might otherwise apply and subjecting the investor to tax on amounts in advance of when tax would otherwise be imposed.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page 21 of the Proxy Statement/Prospectus.
Options to purchase Birks Class A voting shares ..., page 20
12.	Please include disclosure in the summary regarding the anti-dilutive options that Mr. Andruskevich holds.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 11 and 54 of the Proxy Statement/Prospectus.

Birks has experienced material weaknesses in its internal control over financial reporting ..., page 21
13.	Please disclose when Mayor’s anticipates finalizing the remediation plans the audit committee proposed.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page 24 of the Proxy Statement/Prospectus.
The Merger, page 36
Background of the Merger, page 36
14.	On page 36, please clarify whether Mayor’s board or the special committee considered any strategic alternative to the merger transaction. If other alternatives were considered, disclose what they were and why they were rejected in favor of the merger.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page 37 of the Proxy Statement/Prospectus.

15.	On page 36, where you discuss the proposal of recapitalization of Birks that you received on August 31, 2004, please discuss briefly the difference of voting rights between Class A voting shares and Class B multiple voting shares and how the differences affect the rights of Mayor’s shareholders who will receive Birks’ Class A voting shares.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 37 and 38 of the Proxy Statement/Prospectus.

16.	Please discuss on page 37 why Birks ultimately proposed the transaction structure that is set forth in the merger agreement as opposed to other structures it considered. Also explain why Birks opted for a structure in which Mayor’s holders would receive shares in a Canadian company.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page 38 of the Proxy Statement/Prospectus.

17.	In the discussion of the January 25, 2005 meeting on page 39, please identify the corporate governance matters that the parties negotiated. We note the general disclosure regarding these matters on page 44.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 39 through 45 of the Proxy Statement/Prospectus.

18.	In the discussion of the March 3, 2005 negotiations, it is unclear whether Houlihan Lokey proposed the appropriate exchange ratio or whether the special committee had directed Houlihan Lokey to propose the specific exchange ratio. Please clarify.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page 41 of the Proxy Statement/Prospectus.

19.	Please identify the relationship of the warrant holders identified on page 42 to Birks.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page 43 of the Proxy Statement/Prospectus.
Mayor’s Reasons for the Merger and Negative Factors Considered, page 43
20.	It appears that Mayor’s board of directors may have considered factors other than those that are discussed in the registration statement. On pages 43 and 52, please revise to disclose that each party has disclosed all material factors considered, including all material negative factors. In addition, on page 52, discuss the negative factors considered by Birks.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 44 and 45 of the Proxy Statement/Prospectus.
Opinion of the Financial Advisor to the Special Committee, page 45
21.	Please provide us with copies of all material non-public information, including board books, financial forecasts, projections, and any other materials exchanged among and relied upon by all concerned parties. Also, provide us with any analyses, reports, presentations or similar materials prepared for or by the financial advisor in connection with rendering the fairness opinion.

Response: Under separate cover, representatives of the special committee of the board of directors of Mayor’s will furnish the Staff materials in response to this comment.

22.	As currently drafted, the discussion of Houlihan Lokey’s opinion does not provide a clearly comprehensible summary of each of the analyses it performed. Please revise the summaries so that they are written in simpler, understandable language. Avoid unnecessary financial terms that make the disclosure difficult to understand. Rather, explain in plain and concise language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and specifically to the consideration offered. As part of the revisions, please describe the purpose of each analysis and why particular measures were chosen for the analysis.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 46 through 52 of the Proxy Statement/Prospectus.

23.	On page 46, please identify the comparable transactions that Houlihan Lokey assessed for the purpose of its analysis of the merger. Even though Houlihan Lokey did not utilize the comparable transaction methodology in the end, disclose the total dollar value, the merger consideration per share, and the ratio offered to shareholders for each transaction assessed.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page 49 of the Proxy Statement/Prospectus.

24.	Please clarify how each reference range of multiples was calculated. Moreover, explain what the range of numbers mean.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 49 through 51 of the Proxy Statement/Prospectus.
Material U.S. Federal Income Tax Consequences of the Merger, page 54
25.	We note your disclosure on page 55 that the merger will qualify as a tax-free transaction under IRC section 368(a). We also note that counsel will provide a tax opinion. Please disclose that Holland & Knight LLP has provided the tax opinion upon which this disclosure is based instead of indicating that it will provide a tax opinion. We may have further comments after you file the legal opinion.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page 56 of the Proxy Statement/Prospectus.
Comparison of Stockholder Rights, page 70
26.	Please discuss any material differences in Canadian and Delaware corporate laws on shareholder rights regarding class action suits. See Item 4(a)(7) of Form F-4.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page 85 of the Proxy Statement/Prospectus.

27.	We note that in connection with the merger, the rights of former Mayor’s shareholders will be governed by Birks’ new articles of amalgamation and by-laws. Among these, as set forth on pages 73-74, we note that the power to adopt, amend, or repeal by-laws may no longer be vested in the voting shareholders. It does not appear that you intend to separately present these changes as proposals for shareholders to vote upon. Please tell us why Rule 14a-4(a)(3) of the proxy rules does not require you to “unbundle” matters like these in the case the rights of your shareholders will be significantly altered. In this regard, please see the Fifth Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (September 2004).

Response: The only material amendments to Birks’ charter and bylaws contemplated in connection with the merger are the addition of minority stockholder protections, including special approvals of related party transactions and the right of minority stockholders to participate in sale transactions and business combinations. Birks respectfully submits that the minority stockholder protections referred to above are qualitatively different than the type of corporate governance-related and control-related provisions to which unbundling would typically apply.

Unbundling is generally appropriate where a transaction includes new provisions that limit or restrict the rights of existing stockholders, such as the addition of a staggered board, limitations on the removal of directors, supermajority voting provisions, delaying the annual meeting for more than a year, elimination of ability to act by written consent, and/or changes in minimum quorum requirements the transaction. In contrast, the amendments to Birks’ charter and bylaws provide minority stockholder protections for the benefit of Mayor’s existing minority stockholders, and are protections that such stockholders do not currently enjoy. Because the minority stockholder protections provide additional rights to Mayor’s existing stockholders, they are not the type of provision that mandate specific itemization in a proxy card to which unbundling should apply. Moreover, the minority stockholder protections, which are conditions of, and exhibits to, the merger agreement, are well-disclosed throughout the Proxy Statement/Prospectus.

The application of unbundling would add several new measures to the voting process and proxy card. Consequently, Birks submits that unbundling would overly complicate the voting process and the proxy card in a manner that would likely create confusion among voting stockholders and would not foster the clarity of issues that unbundling seeks to promote.

In light of the fact that the provisions referenced by the Staff provide protection to Mayor’s stockholders and that the application of unbundling would create confusion, Birks respectfully submits that the Staff should not require the unbundling of the amendments to Birks’ charter and bylaws.
Unaudited Pro Forma Condensed Consolidated Financial Information of Birks, page 87
28.	We note that a condition of the merger is the obligation of Henry Birks & Sons Inc. and Merger Co. to issue additional warrants to purchase Mayor’s Jewelers, Inc. common stock to Joseph A. Keifer, Marco Pasteris and Carlo Coda-Nunziante. Please tell us how you will account for these additional warrants and how you have considered the fair value of these warrants in your pro-forma results.

Response: Birks will account for these instruments using variable accounting under APB 25. Upon issuance, the strike price of these additional warrants will be at market value on date of grant. Therefore, they will not have an income statement recognition upon issuance. However, changes in the stock price subsequent to issuance of these additional warrants will require income statement recognition. The additional 125,752 warrants would convert into approximately 10,935 Birks shares. Consequently, the impact on the pro forma statements is considered to be not significant.

29.	Please clarify why the elimination of expenses incurred by Mayor’s from the historical statement of operations is appropriate. We note your reference to SFAS 141 which states that indirect expenses related to business combinations should be expensed as incurred. Pro forma results prepared in accordance with Article 11 of Regulation S-X generally do not eliminate infrequent or nonrecurring items that are not directly affected by the transaction. Please advise or revise.

Response: The elimination of these expenses is due to the fact that they are assumed to have been incurred in the prior period as the effective date of the merger is March 28, 2004. Disclosure has been included in the Proxy Statement/Prospectus to clarify that these expenses are directly related to the transaction. Please see pages 94 through 95 of the Proxy Statement/Prospectus.
Management’s Discussion and Analysis, page 94
Comparable Store Sales, page 96
30.	Please provide the store sales numbers to compare the historic performance of Birks stores in Canada and Mayor’s stores in the United States.
Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page 99 of the Proxy Statement/Prospectus.
Results of Operations, page 97
31.	As applicable, please describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, please indicate the extent to which income was affected. Also describe, as applicable, any known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, discuss in reasonable detail:
•	economic or industry-wide factors relevant to your company and

•	material opportunities, challenges and risks in short and long term and the actions you are taking to address them.
Please refer to SEC Release No. 33-8350 for additional guidance.

Response: The Company has referred to SEC Release No. 33-8350 for additional guidance and has revised the disclosure accordingly. Please see pages 97 through 98 of the Proxy Statement/Prospectus. The Company respectfully submits that the revised disclosure provides investors with appropriate information regarding known trends and uncertainties and is similar to the disclosure of other similarly situated registrants in the retail industry.

32.	Where you describe more than one business reason for a significant change between periods in key financial data or indicators, please quantify the incremental impact of each individual business reason, to the extent material, on the overall change. To provide a single example, in your discussion for the fiscal year 2004 compared to the fiscal year 2003, where you discuss the increase in net sales on page 98, you should quantify the several causative factors to which you refer. Please provide similar quantified information in your discussion of changes in aspects of operating results in all other cases where you attribute the changes to more than one factor.

Response: The Proxy Statement/Prospectus has been revised to quantify the primary factors that have affected the Company’s results, including changes resulting from new stores, comparable store growth and foreign exchange. Certain other factors that the Company believes have an effect on its results, such as improvements in the general economy or more effective merchandising, cannot be reasonably quantified. The Company respectfully submits that such non-quantified factors nevertheless provide meaningful additional disclosure. Please see pages 100 through 104 of the Proxy Statement/Prospectus.

33.	Please disclose the types of expenses included in cost of sales and the types of expenses included in selling, general and administrative expense. Specifically indicate whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and other costs of your distribution network in cost of sales. To the extent you exclude any of these costs from cost of sales, please quantify the amounts excluded for each year presented. Further, please provide cautionary disclosure that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others, like you, exclude all or a portion of them from gross margin including the costs instead in selling, general and administrative expenses.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 96 through 97 of the Proxy Statement/Prospectus.
Off Balance Sheet Arrangements, page 106
34.	We note that you have off-balance sheet arrangements. Provide a discussion of off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on your financial condition, revenues or expenses, results of operations, liquidity or capital resources. See Item 5.E.1 of Form 20-F.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page 108 of the Proxy Statement/Prospectus.
Ownership of Birks Class A Voting Shares, page 135
35.	Please identify the persons who exercise voting and investment control over the securities held of record by Prime Investments SA. See interpretation 4S of the Manual of Publicly Available Telephone Interpretations (March 1999 supplement).

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page 139 of the Proxy Statement/Prospectus.

Employment Agreements, page 178
36.	Please file as exhibits the employment agreements with Messrs. Kiefer, Weinstein, and Rahm and Ms. Alvarez.

Response: The employment agreements with Messrs. Kiefer, Weinstein, and Rahm and Ms. Alvarez have been incorporated by reference as exhibits to the Amended F-4.
Ownership of Mayor’s Voting Securities, page 184
37.	Please identify the natural persons who exercise voting and investment control over the securities held of record by Regaluxe Investments S.a.r.l. See interpretation 4S of the Manual of Publicly Available Telephone Interpretations (March 1999 supplement).

Response: The Proxy Statement/Prospectus has been corrected to identify the natural person who exercises indirect voting and investment control, through Regaluxe Investments S.a.r.l., over the securities held of record by Henry Birks & Sons Inc. Please see pages 187 through 188 of the Proxy Statement/Prospectus.
Financial Statements, page F-1
Henry Birks & Sons Inc. and Subsidiaries, page F-1
Notes to Consolidated Financial Statements, page F-8
38.	Please identify by name the following persons or entities:
•	the spouse of one of the directors to whom you sold shares of common stock on March 22, 2004 (page F-10);

•	the director and the consultant to whom you sold securities on June 15, 2004 (pages F-10 and F-51);

•	the preferred shareholder to whom you issued a convertible note on September 30, 2002 (page F-22);

•	the entity with which you entered into a sale-leaseback transaction on December 12, 2000 (page F-23) and

•	the employees and their affiliates to whom you granted rights to receive warrants on November 1, 2002 and March 14, 2003 (page F-50).
Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages F-10, F-22, F-23, F-50 and F-51 of the Proxy Statement/Prospectus.

Note 3. Significant accounting policies, page F-11
(a) Revenue Recognition, page F-11
39.	Please expand your policies to disclose, if so, that cash received for gift cards is classified as a current liability and indicate in which line item you have included the deferred revenue. Further, please disclose whether or not the gift cards issued are subject to expiration and your accounting for unredeemed gift cards.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see pages 108 and F-11 of the Proxy Statement/Prospectus.
(g) Goodwill and intangible assets, page F-12
40.	Please expand to indicate how you determine goodwill may be impaired and how you would measure the amount of impairment. Reference is made to paragraphs 19 and 20 of SFAS 142.

Response: The Proxy Statement/Prospectus has been revised to comply with the Staff’s comment. Please see page F-12 of the Proxy Statement/Prospectus.
Exhibits and Financial Statement Schedules, page II-2
41.	We note that you have not filed several key exhibits. Please file as promptly as practicable all exhibits, particularly the legality opinion and the taxation opinion, as we will review them before granting effectiveness of the registration statement. We may have further comments upon review of the exhibits.

Response: The legality opinion and the taxation opinion have been filed as exhibits to the Amended F-4.
Closing
     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
     We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
     We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
     You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Donna DiSilvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney Adviser, at (202) 551-3333, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.
     Response: Birks acknowledges the Staff’s response protocol and has filed a pre-effective amendment as well as this response letter by way of EDGAR. In addition, marked copies of the Amended F-4 along with supplemental material will be delivered to the Staff by courier, under separate cover, to the attention of Mr. Pradip Bhaumik. Birks acknowledges that the Staff may have additional comments after reviewing the Amended F-4 and this letter.
     Birks acknowledges the Staff’s protocol with respect to any request to accelerate the effectiveness of the F-4.

     Birks has noted this contact information and wishes to thank these contacts for their assistance and prompt review of the F-4.
*****
     We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to me at (416) 360-5134.
Sincerely,
Adam M. Givertz

Enclosures

cc:	Sabine Bruckert, Esq.
Henry Birks & Sons, Inc.
Rodney H. Bell, Esq.
Holland & Knight LLP
C. William Baxley, Esq.
King & Spalding LLP
Brice T. Voran, Esq.
Shearman & Sterling LLP